

Mail Stop 3030

December 23, 2009

VIA U.S. MAIL

Mr. Thomas J. Mazza
Senior Vice President and Chief Financial Officer
Greatbatch, Inc.
10000 Wehrle Drive
Clarence, NY 14031

> **Re:** **Greatbatch, Inc.**
> **Form 10-K for the Fiscal Year Ended January 2, 2009**
> **Filed March 3, 2009**
> **File No. 001-16137**

Dear Mr. Mazza:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jeff Jaramillo
Accounting Branch Chief